Exhibit 21.1

Corporate Subsidiaries	State of Incorporation	Ownership by NutriSystem, Inc.
NutriSystem Direct, LLC	Pennsylvania	100%

NutriSystem Media, LLC	Nevada	100%

Nutri/System IPHC, INC.	Delaware	100%

Slim and Tone, LLC	Pennsylvania	100%